EXHIBIT 99.1

Space Development Agency taps Mynaric for optical ground station project

Multiple experiments to be conducted during demonstration

LOS ANGELES, August 22, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced that it has been selected by the Space Development Agency (SDA) to contribute to an optical ground terminal demonstration. The research and development program’s mission, slated for 2025, is to demonstrate the successful connection between various space-based optical communications terminals (OCTs) and an optical ground station designed by Mynaric.

“The collaboration with the SDA marks a significant milestone in advancing laser communications technology and paves the way for enhanced connectivity in the Proliferated Warfighter Space Architecture,” said Joachim Horwath, Chief Technology Officer of Mynaric. “The ground station will play an important role in delivering high throughput and communication resiliency to the SDA network.”

The principal purpose of this research and development program is to collect data and record findings from the connection between various space-based optical communications terminals and the optical ground station. This program will serve as risk reduction for follow-on demonstrations focusing on communications between the optical ground station and the Tranche 0 Transport Layer Space Vehicles.

“We were honored to be approached by the SDA to provide this critical laser communications technology and support for this project,” said Tim Deaver, Vice President of US Government Sales and Strategic Solutions of Mynaric. “Delivering highly sensitive information and data to the ground is an important component of enabling data transfer between all domains.”

This project strengthens Mynaric’s position as a leading supplier across the company’s entire laser communications product portfolio across all domains, space, air, and ground. Mynaric’s laser communications terminals are designed and manufactured for mass deployment in government and commercial satellite constellations. The company has been previously selected for SDA programs by Northrop Grumman for the Tranche 1 Transport Layer and Tracking Layer, by Loft Federal for the SDA’s Experimental Testbed (NExT) and by Raytheon for the SDA’s Tranche 1 Tracking Layer program.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.